082-34884


SEC MAIL PROCESSING
RECEIVED
JUL 06 2007
WASH. D.C.
161
SECTION

DAVIS POLK & WARDWELL

1600 EL CAMINO REAL
MENLO PARK, CA 94025
650 752 2000
FAX 650 752 2111

NEW YORK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JULIA K. COWLES
650 752 2007
julia.cowles@dpw.com



07024999

July 6, 2007

Re: Vestas Wind Systems A/S - Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3628
100 F St., NE
Washington, D.C. 20549
United States

Ladies and Gentlemen:

Reference is hereby made to the letter dated April 26, 2005 (the "**Application Letter**") provided to the Securities and Exchange Commission (the "**Commission**") on behalf of Vestas Wind Systems A/S, a company incorporated under the laws of the Kingdom of Denmark (the "**Company**"), in order to establish an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder. With this letter, the Company hereby amends its Application Letter by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its Internet Web site, on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The address of the Company's web site on which such information will be published is www.vestas.com. The information posted on this website generally includes all such information from the most recent five years. At a minimum, the Company will publish English translations of the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that

include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's ordinary shares.

All information and documents published by the Company under paragraph (f) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed envelope.

If you have any questions with regard to this information, please contact the undersigned.

Very truly yours,

Julia K. Cowles
Tel: +1-650-752-2007

Jennifer Mittelsteadt
Tel: +49-69-975703-39

cc w/ enc: Inge Lundgård Christensen, Vestas Wind Systems A/S
Klaus Søgaard, Gorrissen Federspiel Kierkegaard

END